EXHIBIT 99.1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (“the Reform Act”) provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information. We are filing this cautionary statement in connection with the Reform Act. When we use the words or phrases “should result,” “believe,” “intend,” “plan,” “are expected to,” “targeted,” “will continue,” “will approximate,” “is anticipated,” “estimate,” “project” or similar expressions in this Annual Report on Form 10-K, in our Annual Report to Shareholders, in future filings with the Securities and Exchange Commission (“the Commission”), in our press releases and in oral statements made by our representatives, they indicate forward-looking statements within the meaning of the Reform Act.

We want to caution you that any forward-looking statements made by us or on our behalf are subject to uncertainties and other factors that could cause them to be wrong. Some of these uncertainties and other factors are listed under the caption “Risk Factors” below (many of which have been discussed in prior filings with the Commission). Although we have attempted to compile a comprehensive list of these important factors, we want to caution you that other factors may prove to be important in affecting future operating results. New factors emerge from time to time, and it is not possible for us to predict all of these factors, nor can we assess the impact each factor or combination of factors may have on our business.

You are further cautioned not to place undue reliance on those forward-looking statements because they speak only of our views as of the date the statements were made. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RISK FACTORS

The paper check industry overall is a mature industry and if the industry declines faster than expected, it could have a materially adverse impact on operating results.

Check printing is, and is expected to continue to be, an essential part of our business and the principal source of our operating income. We primarily sell checks for personal and small business use and believe that there will continue to be a substantial demand for these checks for the foreseeable future. However, according to our estimates, total checks written by individuals and small businesses declined slightly in 2001 compared to 2000, and the total number of personal, business and government checks written in the United States has been in decline since 1997. We believe that checks written by individuals and small businesses will continue to decline due to the increasing use of alternative payment methods, including credit cards, debit cards, smart cards, automated teller machines, direct deposit, electronic and other bill paying services, home banking applications and Internet-based payment services. However, the rate and the extent to which alternative payment methods will achieve consumer acceptance and replace checks cannot be predicted with certainty. A surge in the popularity of any of these alternative payment methods could have a material, adverse effect on the demand for checks and a material, adverse effect on our business, results of operations and prospects.

We face intense competition in all areas of our business.

Although we believe we are the leading check printer in the United States, we face considerable competition. In addition to competition from alternative payment systems, we also face considerable competition from other check printers in our traditional sales channel through financial institutions, from direct mail sellers of checks and from sellers of business checks and forms. Additionally, we face competition from check printing software vendors, and increasingly, from Internet-based sellers of checks to individuals and small businesses. From time to time, some of our competitors have reduced the prices of their products in an attempt to gain volume. The corresponding pricing pressure placed on us has resulted in reduced profit margins in the past and similar pressures can reasonably be expected in the future. We cannot assure you that we will be able to compete effectively against current and future competitors. Continued competition could result in price reductions, reduced margins and loss of customers.

Consolidation among financial institutions may adversely affect our ability to sell our products.

Financial institutions have been undergoing large-scale consolidation, causing the number of financial institutions to decline. Margin pressures arise from this consolidation when merged entities seek not only the most favorable prices formerly offered to the predecessor institutions, but also additional discounts due to the greater volume represented by the combined entity. This concentration greatly increases the importance of retaining our major financial institution clients and attracting significant additional clients in an increasingly competitive environment. The increase in general negotiating leverage possessed by such consolidated entities also presents a risk that new and/or renewed contracts with these institutions may not be secured on terms as favorable as those historically negotiated with these clients. Although we devote considerable efforts towards the development of a competitively priced, high quality suite of products and services for the financial services industry, there can be no assurance that significant financial institution clients will not be lost or that any such loss can be counterbalanced through the addition of new clients or by expanded sales to our remaining clients.

Forecasts involving future results reflect various assumptions that may prove to be incorrect.

From time to time, our representatives make predictions or forecasts regarding our future results, including but not limited to, forecasts regarding estimated revenues, earnings or earnings per share. Any forecast regarding our future performance reflects various assumptions which are subject to significant uncertainties, and, as a matter of course, may prove to be incorrect. Further, the achievement of any forecast depends on numerous factors which are beyond our control. As a result, we cannot assure you that our performance will be consistent with any management forecasts or that the variation from such forecasts will not be material and adverse. You are cautioned not to base your entire analysis of our business and prospects upon isolated predictions, and are encouraged to use the entire available mix of historical and forward-looking information made available by us, and other information affecting us and our products and services, including the risk factors discussed here.

In addition, our representatives may occasionally comment publicly on the perceived reasonableness of published reports by independent analysts regarding our projected future performance. Such comments should not be interpreted as an endorsement or adoption of any given estimate or range of estimates or the assumptions and methodologies upon which such estimates are based. The methodologies we employ in arriving at our own internal projections and the approaches taken by independent analysts in making their estimates are likely different in many significant respects. We expressly disclaim any responsibility to advise analysts or the public markets of our views regarding the current accuracy of the published estimates of outside analysts. If you are relying on these estimates, you should pursue your own independent investigation and analysis of their accuracy and the reasonableness of the assumptions on which they are based.

Uncertainties exist regarding our share repurchase program.

In January 2001, we announced that our board of directors had approved the repurchase of up to 14 million shares of our common stock. At that time, we indicated that we expected to be able to complete these purchases over a 12- to 18-month period. Stock repurchase activities are subject to certain pricing restrictions, stock market forces, management discretion and various regulatory requirements. As a result, although we have repurchased approximately 11.7 million shares under this program through January 31, 2002, there can be no assurance as to the timing and/or amount of additional shares that we may repurchase under the program.

Increased marketing, production and delivery costs could adversely affect our operating results.

Increases in production costs such as labor, paper and delivery could adversely affect our profitability. Events resulting in an inability of contractual service providers to perform their obligations, such as extended labor strikes, can also adversely impact our margins by requiring us to secure alternate providers at higher costs. In addition, the profitability of our Direct Checks segment depends in large part on our ability to secure adequate advertising media placements at acceptable rates, and there can be no assurances regarding the future cost and/or availability of suitable advertising media. Competitive pressures may inhibit our ability to reflect any of these increased costs in the prices of our products.

Our strategic initiatives may cost more than anticipated and may not be successful.

We are developing and evaluating plans and launching initiatives for future growth, including the development of additional products and services and the expansion of Internet commerce capabilities. These plans and initiatives will involve increased levels of investment. There can be no assurance that the amount of this investment will not exceed our expectations and result in materially increased levels of expense. The new products and services we develop may not meet acceptance in the marketplace. Also, Internet commerce initiatives involve new technologies and business methods and serve new or developing markets. There is no assurance that these initiatives will achieve targeted revenue, profit or cash flow levels or result in positive returns on our investment.

We may experience software defects that could harm our business and reputation.

We use sophisticated software and computing systems. We may experience difficulties in installing or integrating our technologies on platforms used by our customers or in new environments, such as the Internet. Errors or delays in the processing of check orders or other difficulties could result in lost customers, delay in market acceptance, additional development costs, diversion of technical and other resources, negative publicity or exposure to liability claims.

Economic conditions within the United States could have an adverse effect on our results of operations.

Although the recent slow-down in the United States economy has had little impact on our results of operations thus far, a prolonged general slow-down in the economy could negatively affect our business. Such a slow-down could reduce consumers’ use of check products and business forms, resulting in revenue shortfalls. To mitigate any such shortfalls, we may have to increase our marketing and sales efforts, which would result in increased expense. We may also have to take steps to further decrease our cost structure. We can provide no assurance that we would be able to sustain our current levels of profitability in such a situation.

We face uncertainty with respect to future acquisitions.

We have acquired complementary businesses in the past as part of our business strategy and may pursue acquisitions of complementary businesses in the future. We cannot predict whether suitable acquisition candidates can be acquired on acceptable terms or whether any acquired products, technologies or businesses will contribute to our revenues or earnings to any material extent. A significant acquisition could result in the incurrence of contingent liabilities or debt, or additional amortization expense relating to acquired intangible assets, and thus, could adversely affect our business, results of operations and financial condition. Additionally, the success of any acquisition would depend upon our ability to effectively integrate the acquired businesses into ours. The process of integrating acquired businesses may involve numerous risks, including among others, difficulties in assimilating operations and products, diversion of management’s attention from other business concerns, risks of operating businesses in which we have limited or no direct prior experience, potential loss of our key employees or key employees of acquired businesses, potential exposure to unknown liabilities and possible loss of our clients and customers or clients and customers of the acquired businesses.

We face restrictions on our ability to acquire or issue Deluxe shares.

Under Section 355(e) of the Internal Revenue Code, the spin-off of eFunds Corporation, which was completed in December, 2000, could be taxable if 50% or more of our shares are acquired as part of a plan or series of transactions that include the spin-off. For this purpose, any acquisitions of our shares within two years before or after the spin-off are presumed to be part of such a plan, although we may be able to rebut that presumption. As a result of the possible adverse U.S. federal income tax consequences, we may be restricted in our ability to affect certain acquisitions, to issue our shares or to execute other transactions that would result in a change of control of Deluxe. We structured our current stock repurchase program, announced in January 2001, to comply with Section 355(e) of the Internal Revenue Code.

We depend on a limited source of supply for our printing plate material and the unavailability of this material could have an adverse effect on our results of operations.

Our check printing operations utilize a paper printing plate material that is available from only a limited number of sources. We believe we have a reliable source of supply for this material and that we maintain an inventory sufficient to avoid any production disruptions in the event of an interruption of its supply. In the event, however, that our current supplier becomes unwilling or unable to supply the required printing plate material at an acceptable price and we are unable to locate a suitable alternative source within a reasonable time frame, we would be forced to convert our facilities to an alternative printing process. Any such conversion would require the unanticipated investment of significant sums and could result in production delays and loss of business.

We may be unable to protect our rights in intellectual property.

Despite our efforts to protect our intellectual property, third parties may infringe or misappropriate our intellectual property or otherwise independently develop substantially equivalent products and services. In addition, designs licensed from third parties account for an increasing portion of our revenues, and there can be no guarantee that such licenses will be available to us indefinitely or on terms that would allow us to continue to be profitable with those products. The loss of intellectual property protection or the inability to secure or enforce intellectual property protection could harm our business and ability to compete. We rely on a combination of trademark and copyright laws, trade secret protection and confidentiality and license agreements to protect our trademarks, software and know-how. We may be required to spend significant resources to protect our trade secrets and monitor and police our intellectual property rights.

Third parties may assert infringement claims against us in the future. In particular, there has been a substantial increase in applications for, and the issuance of, patents for Internet-related systems and business methods, which may have broad implications for all participants in Internet commerce. Claims for infringement of these patents are increasingly becoming a subject of litigation. If we become subject to an infringement claim, we may be required to modify our products, services and technologies or obtain a license to permit our continued use of those rights. We may not be able to do either of these things in a timely manner or upon reasonable terms and conditions. Failure to do so could seriously harm our business, operating results and prospects as a result of lost business, increased expense or being barred from offering our products or implementing our systems or other business methods. In addition, future litigation relating to infringement claims could result in substantial costs and a diversion of management resources. Adverse determinations in any litigation or proceeding could also subject us to significant liabilities and could prevent us from using or offering some of our products, services or technologies.

We are dependent upon third party providers for certain significant information technology needs.

We have entered into agreements with third party providers for the provision of information technology services, including software development and support services, and personal computer, asset management, telecommunications, network server and help desk services. In the event that one or more of these providers is not able to provide adequate information technology services, we would be adversely affected. Although we believe that information technology services are available from numerous sources, a failure to perform by one or more of our service providers could cause a disruption in our business while we obtain an alternative source of supply.

Legislation relating to consumer privacy protection could harm our business.

We are subject to regulations implementing the privacy requirements of the federal financial modernization law known as The Gramm-Leach-Bliley Act (“the Act”). The Act requires us to develop and implement policies to protect the security and confidentiality of consumers’ nonpublic personal information and to disclose these policies to consumers before a customer relationship is established and annually thereafter. These regulations could have the effect of foreclosing future business initiatives.

The Act does not prohibit state legislation or regulations that are more restrictive on the collection and use of data. More restrictive legislation or regulations have been introduced in the past and could be introduced in the future in Congress and the states. We are unable to predict whether more restrictive legislation or regulations will be adopted in the future. Any future legislation or regulations could have a negative impact on our business, results of operations or prospects.

Laws and regulations may be adopted in the future with respect to the Internet, e-commerce or marketing practices generally relating to consumer privacy. Such laws or regulations may impede the growth of the Internet and/or use of other sales or marketing vehicles. As an example, new privacy laws could decrease traffic to our websites and decrease the demand for our products and services. Additionally, the applicability to the Internet of existing laws governing property ownership, taxation, libel and personal privacy is uncertain and may remain uncertain for a considerable length of time.

The Internal Revenue Service (IRS) may treat the spin-off of eFunds as taxable to us and to our shareholders if certain unanticipated events occur.

We received confirmation from the IRS that, for U.S. federal income tax purposes, the December 2000 spin-off of eFunds is tax-free to us and to our shareholders, except to the extent that cash was received in lieu of fractional shares. This confirmation is premised on a number of representations and undertakings made by us and by eFunds to the IRS, including representations with respect to each company’s intention not to engage in certain transactions in the future. The spin-off may be held to be taxable to us and to our shareholders who received eFunds shares if the IRS determines that any of the representations made are incorrect or untrue in any respect, or if any undertakings made are not complied with. If the spin-off is held to be taxable, both Deluxe and our shareholders who received eFunds shares could be subject to a material amount of taxes. eFunds will be liable to us for any such taxes incurred to the extent such taxes are attributable to specific actions or failures to act by eFunds, or to specific transactions involving eFunds following the spin-off. In addition, eFunds will be liable to us for a portion of any taxes incurred if the spin-off fails to qualify as tax-free as a result of a retroactive change of law or other reason unrelated to the action or inaction of either us or eFunds. We cannot be certain of eFunds’ ability to perform its indemnification obligations and such indemnification obligations are only for the benefit of Deluxe and not individual shareholders.

We may be subject to environmental risks.

Our check printing plants are subject to many existing and proposed federal and state regulations designed to protect the environment. In some instances, we owned and operated our check printing plants before the environmental regulations came into existence. We have sold former check printing plants to third parties and in most instances have agreed to indemnify the current owner of the facility for on-site environmental liabilities. Although we are not aware of any fact or circumstance which would require the future expenditure of material amounts for environmental compliance, if environmental liabilities are discovered at our check printing plants, we could be required to spend material amounts for environmental compliance in the future.

We may be subject to sales and other taxes which could have adverse effects on our business.

In accordance with current federal, state and local tax laws, and the constitutional limitations thereon, we currently collect sales, use or other similar taxes in state and local jurisdictions where our direct-to-consumer businesses have a physical presence. One or more state or local jurisdictions may seek to impose sales tax collection obligations on us and other out-of-state companies which engage in remote or online commerce. Further, tax law and the interpretation of constitutional limitations thereon are subject to change. In addition, any new operations of these businesses in states where they do not presently have a physical presence could subject shipments of goods by these businesses into such states to sales tax under current or future laws. If one or more state or local jurisdictions successfully asserts that we must collect sales or other taxes beyond our current practices, it could have a material, adverse affect on our business.